

January 27, 2021

Herald Chen
President & Chief Financial Officer
Applovin Corporation
1100 Page Mill Road
Palo Alto, California 94304

> **Re: Applovin Corporation**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted January 15, 2021**
> **CIK No. 0001751008**

Dear Mr. Chen:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form S-1/A filed January 15, 2021

Management's Discussion and Analysis and Results of Operations
Our Business Model
Results of Operations, page 80

1. Please expand the discussion of Business Revenue to quantify the changes in revenues for each type of change, such as advertising revenue growth from additional Apps developed, advertising revenue growth from existing Apps, if material. Also, please expand the discussion to explain the reason for a decline in Software revenue due to increased usage of advertising inventory by your growing Owned Studios and Partner Studios.

2.   We note your response to comment 4 however we continue to believe that changes in revenues should be addressed on the basis of changes due to price versus changes in volume. While we understand that you may manage your business based on key metrics, this would impact your GAAP segment disclosures rather than addressing requirements of MD&A disclosure. Please revise the MD&A discussion of both Business and Consumer revenues to address changes in revenues, by type of revenue, for example, in-app purchases or fees for removing advertisements for Consumer revenue, due to changes in price and volume of your revenue transactions. These revenue trends are important and are required disclosure regardless of whether the individual revenue transactions are for tangible, intangible or virtual products or services. While we understand that you may not retain user-level data related to Consumer Revenue for historical periods, revenue transaction data utilized in recording revenue under GAAP is the basis for such price and volume changes.

Contractual Obligations, page 86

3.   We note that the table does not include amounts related to agreements governing your acquisitions of your Owned Studios and arrangements with Partner Studios to provide for payment contingent upon future performance metrics. Please expand the disclosure to provide sufficient detail of all significant agreements for transactions not accounted for as business combinations so that a reader may clearly understand how these various agreements will impact your future operations.

Financial Statements - Applovin Corporation
Note 2 - Basis of Presentation and Summary of Significant Accounting Policies
Intangible Assets, page F-14

4.   Refer to your response to comment 12. Please supplementally confirm that revenue generated from durable virtual goods continued to be immaterial in 2020 and 2021 or expand your accounting policy to include how estimates of user bases or user engagement impact the lives of virtual items when recognizing Consumer Revenue.

Note 7. Acquisitions, page F-21

5.   Please expand the disclosure on pages F-23, F-44 and F-45 to include a more detailed discussion of the future earn-out payments for each of the asset acquisitions.

       You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Technology